

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2018

Ware H. Grove
Chief Financial Officer
CBIZ, Inc.
6050 Oak Tree Boulevard, South
Suite 500
Cleveland, Ohio 44131

      Re: CBIZ, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed March 1, 2018
          Form 10-Q for the Quarterly Period Ended September 30, 2018
          Filed November 1, 2018
          File No. 001-32961

Dear Mr. Grove:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Information Technologies
                        and Services